UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Rent-A-Center, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

76009N100
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,324,944
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,324,944
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Engaged Capital Co-Invest V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,703,611
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,703,611
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,703,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,324,944
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,324,944
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,324,944
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,324,944
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,288,376
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,288,376
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,288,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,288,376
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,288,376
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,288,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,288,376
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,288,376
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,288,376
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Jeffrey J. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON William K. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Mitchell E. Fadel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Christopher B. Hetrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 76009N100

1	NAME OF REPORTING PERSON Carol A. McFate
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 76009N100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Engaged Capital Flagship Master Fund, LP (“Engaged Capital Flagship Master”), a Cayman Islands exempted limited partnership, with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Co-Invest V, LP, a Delaware limited partnership (“Engaged Capital Co-Invest V”), with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital Flagship Fund, LP (“Engaged Capital Fund”), a Delaware limited partnership, as a feeder fund of Engaged Capital Flagship Master;

(iv)	Engaged Capital Flagship Fund, Ltd. (“Engaged Capital Offshore”), a Cayman Islands exempted company, as a feeder fund of Engaged Capital Flagship Master;

(v)
Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment adviser of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest V and the investment adviser of a certain managed account (the “Engaged Capital Account”);

(vi)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital;

(vii)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings;

(viii)	Jeffrey J. Brown;

(ix)	William K. Butler;

(x)	Mitchell E. Fadel;

(xi)	Christopher B. Hetrick; and

(xii)	Carol A. McFate.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 76009N100

(b)           The address of the principal office of each of Engaged Capital Flagship Master and Engaged Capital Offshore is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of the principal office of each of Engaged Capital Co-Invest V, Engaged Capital Fund, Engaged Capital, Engaged Holdings and Messrs. Welling and Hetrick is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of Engaged Capital Offshore and their principal occupations and business addresses are set forth on Schedule A of the Schedule 13D and are incorporated by reference in this Item 2. The address of the principal office of Mr. Brown is 2721 East Coast Highway, Suite 108, Corona del Mar, California 92625. The address of the principal office of Mr. Butler is 345 Buford Drive, Lawrenceville, Georgia 30046. The address of the principal office of Mr. Fadel is Falling Brook Cove, Austin, Texas 78746. The address of the principal office of Ms. McFate is c/o Xerox Corporation, 45 Glover Avenue, Norwalk, Connecticut 06850.

(c)           The principal business of each of Engaged Capital Flagship Master and Engaged Capital Co-Invest V is investing in securities.  Each of Engaged Capital Fund and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Flagship Master.  Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Flagship Master, Engaged Capital Co-Invest V, Engaged Capital Fund, Engaged Capital Offshore and the Engaged Capital Account. Engaged Capital is also the general partner of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest V and Engaged Capital Fund. Engaged Holdings serves as the managing member of Engaged Capital.  Mr. Welling is the Founder and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore. Mr. Brown is the Chief Executive Officer and founding member of Brown Equity Partners, LLC, which provides capital to management teams and companies needing equity capital. Mr. Butler is the President and Chief Executive Officer of each of ATL Leasing Inc., where he manages over 70 Buddy’s Home Furnishings rent-to-own stores in the Southeast, and Pro Carts, Inc. (d/b/a All Pro Carts), a family owned and operated golf cart sales, service and rental business. Mr. Fadel is currently self-employed after most recently serving as President – U.S. Pawn for EZCORP, Inc., a leading provider of pawn loans in the United States and Mexico. Mr. Hetrick is the Director of Research at Engaged Capital. Ms. McFate is the Chief Investment Officer of Xerox Corporation, a multinational document provider of multifunction document management systems and services.

(d)           No Reporting Person, nor any person listed on Schedule A annexed to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A annexed to the Schedule 13D, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Engaged Capital Flagship Master and Engaged Capital Offshore are organized under the laws of the Cayman Islands.  Engaged Capital Co-Invest V, Engaged Capital Fund, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware.  Messrs. Welling, Brown, Butler, Fadel and Hetrick and Ms. McFate are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

CUSIP NO. 76009N100

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 23, 2017, Engaged Capital Flagship Master delivered a letter (the “Nomination Letter”) to the Issuer nominating Jeffrey J. Brown, William K. Butler, Mitchell E. Fadel, Christopher B. Hetrick and Carol A. McFate (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2017 annual meeting of stockholders (the “Annual Meeting”). In the Nomination Letter, Engaged Capital Flagship Master stated that it believes the terms of three (3) directors currently serving on the Board expire at the Annual Meeting, and, if this remains the case, Engaged Capital Flagship Master will withdraw two (2) of its Nominees.

Also on February 23, 2017, Engaged Capital issued a public letter (the “Public Letter”) to the Board announcing the nomination of the Nominees and reiterating its call for the Board to hire a financial advisor and immediately initiate a strategic alternatives review process to evaluate a sale of the Issuer. In the Public Letter, Engaged Capital also expressed its concerns that the incumbent Board and management team may take actions that could materially harm shareholders and further explained that it has lost confidence in the incumbent Board’s willingness to fulfill its fiduciary duty and independently identify the optimal risk-adjusted strategy to restore value for the Issuer’s shareholders. Given the foregoing, Engaged Capital felt that it had little choice other than to nominate its highly qualified candidates who it believes possess the financial, operational and strategic acumen the Board urgently needs. Rather than wasting management’s time and shareholders’ capital on a potential proxy contest, Engaged Capital urged the Board to work collaboratively with it to bring new perspectives into the boardroom and agree on a path that will create value for all shareholders. A copy of the Public Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

 (a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 53,149,617 Shares outstanding as of October 26, 2016, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 28, 2016.

As of the close of business on February 22, 2017, Engaged Capital Flagship Master beneficially owned 2,324,944 Shares, constituting approximately 4.4% of the Shares outstanding.  Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 2,324,944 Shares owned by Engaged Capital Flagship Master, constituting approximately 4.4% of the Shares outstanding.

As of the close of business on February 22, 2017, Engaged Capital Co-Invest V beneficially owned 2,703,611 Shares, constituting approximately 5.1% of the Shares outstanding.

As of the close of business on February 22, 2017, 259,821 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master and Engaged Capital Co-Invest V and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 5,288,376 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest V and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding.  Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 5,288,376 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest V and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding.  Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 5,288,376 Shares owned in the aggregate by Engaged Capital Flagship Master and Engaged Capital Co-Invest V and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding.

CUSIP NO. 76009N100

As of the close of business on February 22, 2017, Messrs. Brown, Butler, Fadel and Hetrick and Ms. McFate did not beneficially own any Shares, constituting 0% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he, she or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(b)           By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Flagship Master.

By virtue of their respective positions with Engaged Capital Co-Invest V, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Co-Invest V.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

 (c)           None of the Reporting Persons have entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D and further, Messrs. Brown, Butler, Fadel and Hetrick and Ms. McFate have not entered into any transactions in the securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 23, 2017, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) solicit proxies for the election of the Nominees at the Annual Meeting. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Engaged Capital Flagship Master has entered into letter agreements pursuant to which it and its affiliates agreed to indemnify Messrs. Brown, Butler and Fadel and Ms. McFate against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

CUSIP NO. 76009N100

On February 23, 2017, Engaged Capital Flagship Master entered into a Consulting Agreement (the “Consulting Agreement”) with Mr. Fadel pursuant to which it agreed to pay him $25,000 (the “Fee”). Pursuant to the Consulting Agreement, Mr. Fadel has agreed to perform certain consulting, advisory and other services to Engaged Capital Flagship Master, including with respect to Engaged Capital Flagship Master’s nomination of the Nominees for election to the Board. The Consulting Agreement terminates on the earlier to occur of (i) the date of the Annual Meeting and (ii) August 31, 2017; provided that, following the payment of the Fee, Engaged Capital Flagship Master may terminate the Consulting Agreement immediately upon written notice to Mr. Fadel.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the Board, dated February 23, 2017.

99.2	Joint Filing and Solicitation Agreement, dated February 23, 2017.

99.3	Form of Indemnification Letter Agreement.

99.4	Powers of Attorney.

CUSIP NO. 76009N100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2017

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest V, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

CUSIP NO. 76009N100

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling Individually and as attorney-in-fact for Jeffrey J. Brown, William K. Butler, Mitchell E. Fadel, Christopher B. Hetrick and Carol A. McFate